Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated August 1, 2017

Relating to Preliminary Prospectus Supplement dated July 31, 2017

Registration Statement No. 333-209914

Pricing Term Sheet

United States Steel Corporation

$750.0 million aggregate principal amount of

6.875% Senior Notes due 2025 (the “notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated July 31, 2017 relating to the offering of the notes (“preliminary prospectus supplement”), including the documents incorporated by reference therein and the related base prospectus dated March 3, 2016, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	United States Steel Corporation (“USS”)
Title of securities:	6.875% Senior Notes due 2025
Principal amount:	$750.0 million
Coupon:	6.875%
Maturity date:	August 15, 2025
Price to public:	100% of principal amount plus accrued interest, if any, from August 4, 2017
Yield to maturity:	6.875%
Interest payment dates:	February 15 and August 15, beginning February 15, 2018
Interest payment record dates:	February 1 and August 1 of each year
Mandatory redemption:	None
Optional redemption:

USS may redeem the notes, in whole or in part, at its option at any time and from time to time prior to August 15, 2020 at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the redemption price of the notes to be redeemed if they were redeemed on August 15, 2020 and all required interest payments due on such notes through August 15, 2020, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after August 15, 2020, USS may redeem the notes, in whole or in part, at its option at any time and from time to time at the redemption prices specified below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, if redeemed during the twelve-month period beginning on August 15 of each of the years indicated below:

On or after:                Price:

2020                         103.438%

2021                         101.719%

2022 and thereafter    100.000%

At any time prior to August 15, 2020, USS may also redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount of the notes, together with accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of control repurchase event:	If a change of control repurchase event occurs, USS will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.
Pricing date:	August 1, 2017
Closing date:	August 4, 2017 (T+3)
Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Barclays Capital Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC
Co-Managers:

BMO Capital Markets Corp.

Commerz Markets LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Citigroup Global Markets Inc.

ING Financial Markets LLC

SG Americas Securities, LLC

BNY Mellon Capital Markets, LLC

Citizens Capital Markets, Inc.

Credit Suisse Securities (USA) LLC

The Huntington Investment Company

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	912909 AM0 / US912909AM02
Ratings:

Moody’s: Caa1

S&P: B

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Use of proceeds:	The net proceeds from the sale of the notes in this offering are estimated to be approximately $737 million, after deducting underwriting discounts and expenses payable by USS. USS intends to use the net proceeds from this offering, together with cash on hand, for the redemption of all of its 7.00% Senior Notes due 2018, its 6.875% Senior Notes due 2021, and its 7.50% Senior Notes due 2022 and the payment of related fees and expenses.

Other developments:

On August 1, 2017, USS issued a press release and filed a Current Report on Form 8-K regarding an incident at its Great Lakes Works facility, which USS does not believe will have a material impact on its financial condition or the results of its operations. The press release stated:

Earlier today, there was an incident at U. S. Steel’s Great Lakes Works in the facility’s Hot Strip Mill.

Five employees were transported to local hospitals for treatment. Two remain hospitalized at this time. One employee was treated and released at the plant’s on-site medical care facility. Due to privacy laws, we cannot provide any additional information about the employees who were injured or their conditions.

At this time, the scene is secure and all other employees have been accounted for. Operations at the Hot Strip Mill remain down, but additional operations at Great Lakes Works have not been affected. We do not anticipate any impact on customer shipments as we have additional Hot Strip Mill capacity at other domestic U. S. Steel facilities, if needed.

An investigation into the incident is underway, and we will work closely with the United Steelworkers and relevant government agencies throughout the process. We have also activated our Employee Assistance Program to offer its services to the injured employees and their families, as well as the coworkers of those injured.

No further details regarding the incident are available at this time. Our thoughts are with our injured employees, their families and their coworkers at Great Lakes Works.

USS has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents USS has filed with the SEC for more complete information about USS and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, USS, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them from Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at 1-800-294-1322 or email: dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC by telephone at 1-800-245-8812 or e-mail: hy_syndicate@restricted.chase.com; Barclays Capital Inc. by telephone at 1-888-603-5847 or e-mail: barclaysprospectus@broadridge.com; Morgan Stanley & Co. LLC by telephone at 1-866-718-1649 or e-mail: prospectus@morganstanley.com; PNC Capital Markets LLC by telephone at 1-412-249-0104; Wells Fargo Securities, LLC by telephone at 1-800-645-3751 Opt 5 or e-mail: wfscustomerservice@wellsfargo.com; or Goldman Sachs & Co. LLC by telephone at 1-866-471-2526 or e-mail: prospectus-ny@ny.email.gs.com.